SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS
This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Announces Interactions Live 2021, The World’s Biggest CX Customer Conference of the Year, Featuring Tom Brady and Hosted by James Corden, Dated May 6, 2021.
99.2 NICE Revolutionizes Contact Center Recording with the Launch of InterACT, the Industry’s Only AI-Powered Agile Recording Solution, Dated May 9, 2021.
99.3 NICE to Present Critical Strategies to Create Next-Gen Customer Experiences for Today’s Digital Consumers, Dated May 10, 2021.
99.4 NICE CXone Ranks First Overall in 2021 Contact Center in the Cloud Report from Ventana Research, Dated May 11, 2021.
99.5 Due to Strong Demand, NICE Expands Investment in Japan, creating a New Customer Experience Standard with CXone, Dated May 12, 2021.
99.6 NICE CXone Delivers Transformative Customer Service, Driving Record Customer Satisfaction Scores, Dated May 12, 2021.
99.7 NICE Enlighten AI Recognized with Product of the Year Award for Enabling Organizations to Meet and Exceed Next-Gen Customer Expectations, Dated May 19, 2021.
99.8 NICE Actimize Positioned as a Leading KYC Vendor in 2021 Quadrant Knowledge Report Across Technology Excellence and Customer Impact, Dated May 20, 2021.
99.9 NICE Launches Enlighten AI Routing, Innovating CX with Next-Gen Intelligence, Dated May 25, 2021.
99.10 Large Latin American Financial Institution Moves 10,000 Agents to NICE CXone, Dated May 25, 2021.
99.11 NICE Recognizes Trailblazers in Creating Next-Gen CX, Unveiling CX Excellence Award Winners at Interactions Live 2021, Dated May 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name: /s/ Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

Dated: June 8, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Announces Interactions Live 2021, The World’s Biggest CX Customer Conference of the Year, Featuring Tom Brady and Hosted by James Corden, Dated May 6, 2021.
99.2 NICE Revolutionizes Contact Center Recording with the Launch of InterACT, the Industry’s Only AI-Powered Agile Recording Solution, Dated May 9, 2021.
99.3 NICE to Present Critical Strategies to Create Next-Gen Customer Experiences for Today’s Digital Consumers, Dated May 10, 2021.
99.4 NICE CXone Ranks First Overall in 2021 Contact Center in the Cloud Report from Ventana Research, Dated May 11, 2021.
99.5 Due to Strong Demand, NICE Expands Investment in Japan, creating a New Customer Experience Standard with CXone, Dated May 12, 2021.
99.6 NICE CXone Delivers Transformative Customer Service, Driving Record Customer Satisfaction Scores, Dated May 12, 2021.
99.7 NICE Enlighten AI Recognized with Product of the Year Award for Enabling Organizations to Meet and Exceed Next-Gen Customer Expectations, Dated May 19, 2021.
99.8 NICE Actimize Positioned as a Leading KYC Vendor in 2021 Quadrant Knowledge Report Across Technology Excellence and Customer Impact, Dated May 20, 2021.
99.9 NICE Launches Enlighten AI Routing, Innovating CX with Next-Gen Intelligence, Dated May 25, 2021.
99.10 Large Latin American Financial Institution Moves 10,000 Agents to NICE CXone, Dated May 25, 2021.
99.11 NICE Recognizes Trailblazers in Creating Next-Gen CX, Unveiling CX Excellence Award Winners at Interactions Live 2021, Dated May 26, 2021.

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